Filed by DPCM Capital, Inc. and D-Wave Quantum Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Form S-4 File No. 333-263573
Subject Company: DPCM Capital, Inc.
(Commission File No. 001-39638)

QUANTUM
ANALYST DAY • MAY 2022

GENERAL CAUTIONARY NOTE
This their presentation own evaluation (“Presentation”) with respect to is solely a potential for informational business combination purposes and transaction has been (the prepared “Transaction”) to assist pursuant interested to which parties D in -Wave making Systems Inc. (“D-Wave”) and DPCM Capital, Inc. (“DCPM”) will become subsidiaries of a newly formed parent Fcompany, D-Wave including Quantum customary Inc. (“D-Wave closing Quantum”) conditions . The . There consummation can be no of assurance the Transaction that the is Transaction also subject will to other be consummated various risks on and the contingencies, terms described herein or at all. As such, the subject matter of this Presentation is evolving and is subject to further change by D-Wave Quantum, D-Wave and DPCM in their joint and absolute discretion. law, No representations in no circumstances or warranties, will D-Wave express Quantum, or implied, DPCM, are D- Wave given or in, any or in of respect their respective of, this Presentation subsidiaries, . To stockholders, the fullest extent affiliates, permitted by representatives, directors, officers, employees, advisers or agents be responsible or liable for a direct, or indirect loss arising from the relation use of this thereto Presentation, or otherwise its contents, arising in its connection omissions, therewith reliance on . the information contained within it, on opinions communicated in This Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of D-Wave Quantum, D-Wave, DPCM or the Transaction. You should each make your own evaluation thereof and should make such other authority investigations has approved as you deem or disapproved necessary. Neither of this Presentation the Securities and and any Exchange representation Commission to the (the contrary “SEC”) is nor a criminal any other offense securities . This regulatory Presentation does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful.
IMPORTANT INFORMATION AND WHERE TO FIND IT
A Quantum full description that includes of the a terms preliminary of the Transaction prospectus is with provided respect in to the the registration combined company’s statement on securities Form S -to 4 filed be issued with the in connection SEC by D-Wave with the Transaction and a preliminary proxy statement with respect to the stockholder meeting of DPCM Capital to vote on the Transaction. D-Wave statement/prospectus, Quantum and DPCM as well urge as investors, other documents stockholders filed and with other the SEC, interested because persons these documents to read the contain preliminary important proxy information about D-Wave Quantum, DPCM, D-Wave and the Transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus established for voting on to the be included Transaction in the . Stockholders registration also statement may obtain will be a mailed copy of to the stockholders registration of statement DPCM as on of Form a record S-4 date —including to be the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., Street, 3033 Beta #24148, Avenue, Miami, Burnaby, Florida BC 33179, V5G 4M9 or via Canada, email at or mkilkenny@hstrategies via email at shareholdercomm@dwavesys .com. The preliminary .com and and definitive DPCM Capital, proxy 382 NE 191 statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).
PARTICIPANTS IN THE SOLICITATION solicitation D-Wave Quantum, of proxies DPCM of DPCM’s and D- Wave, stockholders and their in respect respective of the directors Transaction and executive . Information officers, about may the be directors deemed and participants executive in o the fficers of
DPCM Capital is set forth in DPCM’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum and or more otherwise, detailed will information be set forth regarding in the definitive the identity proxy of all statement/prospectus potential participants, for and the their Transaction direct and when indirect available interests . Additional by security information holdings regarding the identity of all potential participants in the solicitation of proxies to DPCM’s stockholders in connection with the proposed
Transaction otherwise, will and be other included matters in the to definitive be voted proxy upon at statement/prospectus, the special meeting, and when their it becomes direct and available indirect . interests, by security holdings or
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
This Presentation contains forward-looking statements that are based on beliefs and assumptions, and on information currently available. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” or “anticipate,” the negative “intend,” of these “expect,” terms or “should,” other comparable “would,” “plan,” terminology “predict,” and “potential,” similar expressions “seem,” “seek,” that “future,” predict or “outlook,” indicate “fo future recast,” events “projection” or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the the proposed combined Transaction, company’s shares, including the the amount timing and and use structure of the proceeds of the Transaction, of the Transaction, the expected our future benefits growth of the and Transaction, innovations, the the listing of increased adoption of quantum computing solutions and expansion of related market opportunities and use cases, the consummation amount of private of placements funds available conducted in DPCM’s in connection trust account with as the a result Transaction; of stockholder the initial redemptions market capitalization or otherwise of the and combined the benefits company, of the the Transaction, statements regarding estimates and forecasts of financial performance, projections of addressable market opportunity for quantum operations, computing financial position, and expectations estimated regarding revenues product and losses, development projected and costs, functionality, prospects and changes plans, in the D-Wave’s ability of strategy, D-Wave’s future pro ducts and services to meet customers’ compliance and regulatory needs, D-Wave’s ability to attract and retain qualified employees and management, COPYRIGHT © D-WAVE SYSTEMS INC.
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D industry, -Wave’s the ability impact to develop of health and epidemics, maintain its including brand and the COVID reputation, -19 pandemic, developments on D- and Wave’s projections business relating and the to actions D-Wave’s D-Wave competitors may take and in response thereto, D-Wave’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the operations rights of and others, future D- growth, Wave’s future and D -capital Wave’s requirements business, expansion and sources plans and and uses opportunities of cash, D . -Wave’s These statements ability to obtain are based funding on for various its assumptions, whether or not identified in this Presentation, on the current expectations of the respective management of D-Wave and DPCM are not and intended are not to predictions serve as, and of actual must not performance be relied on . These by an forward investor—looking as, a guarantee, statements an are assurance, provided a for prediction illustrative or a purposes definitive only and statement of fact or probability regarding future performance, events or circumstances. Actual performance, events and circumstances are events difficult and circumstances or impossible to are predict beyond and the will control differ of from D-Wave forward and—looking DPCM. statements Consequently, . Many forward of the -looking factors statements affecting actual are subject performance, to a number of risks and uncertainties, including with respect to: anticipated trends, growth rates, and challenges in companies, such as D-Wave, successfully that are or engaged timely consummate in the business the Transaction, of quantum computing including as and may in relate the markets to obtaining in which regulatory they operate; approvals the ability or the of approval the parties of the to stockholders of DPCM or D-Wave; the outcome of any legal proceedings that may be instituted against DPCM following announcement of DPCM the proposed and D-Wave Transaction to issue equity and transactions or equity-linked contemplated securities thereby; or obtain the financing amount in of connection redemptions with by the DPCM’s Transaction stockholders; or in the the future; ability of unanticipated conditions that could adversely affect the combined company or the expected benefits of the Transaction; the failure to satisfy other closing conditions in the transaction agreement or otherwise, the occurrence of any event that could give rise to the termination of the transaction agreement, the failure to consummate the PIPE, failure to realize the anticipated benefits of the Transaction; the risk that D-Wave Quantum Inc.’s securities will not be approved for listing on the New York Stock Exchange (the “NYSE”) current or, if approved, plans and maintain operations the listing; of D-Wave the volatility as a result in the of the price announcement of DPCM’s securities; and consummation the risk that of the the proposed transactions Transacti described on disrupts herein; D-
Wave’s ability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition and the forecasted ability of financial D-Wave information; to grow and risks achieve related and to maintain the performance profitably of following D-Wave’s the business Transaction; and the risks timing relating of expected to the uncertainty business of or the financial milestones, including with respect to revenue, Adjusted EBITDA and free cash flow; unanticipated technological or project development competition challenges, including on D-Wave’s with business; respect to the the risk cost that and D -or Wave timing Quantum thereof, will and need the to performance raise additional of D- capital Wave’s to products; execute the its business effects of plan, which may not be available on acceptable terms or at all; the amount of redemption requests made by the holders of DPCM’s Class A common Wave is unable stock (the to secure “Public or Stockholders”); protect its intellectual the risk property; that D-Wave costs Quantum related to may the never Transaction; achieve or changes sustain in profitability; applicable laws the risk or regulations; that D- the effect of the COVID-19 pandemic, geopolitical events, natural disasters, wars, terrorist acts or a combination of these factors on D-
Wave’s planned business products and and the services; economy D-Wave in general; Quantum’s the ability ability of to D -raise Wave capital; to execute the possibility its business that model, DPCM including or D-Wave market may acceptance be negatively of its impacted by other economic, business, and/or competitive factors; any changes to U.S. tax laws; and those factors to be included under the Quantum header and “Risk DPCM Factors” with in the the SEC registration . If any of statement these risks on materialize Form S-4 or filed our by assumptions D-Wave Quantum prove incorrect, with the SEC actual and results other filings could differ by D-Wave materially from the results implied by these forward-looking statements. There may be additional risks of which neither DPCM nor D-Wave from those are aware, contained or that in DPCM the forward nor D—looking Wave currently statements believe . In addition, are immaterial, you are that cautioned could also that cause past performance actual results may to differ not be materially indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making DPCM Capital an investment or D-Wave decision will achieve or regard our objectives these statements and plans as in a representation any specified time or warranty frame, or by at any all. person Forward that -looking D-Wave statements Quantum, reflect
DPCM’s and D-Wave’s expectations, plans, forecasts or future events and views as of the date of this Presentation. DPCM and D-Wave anticipate applicable that law, subsequent DPCM and D events -Wave and specifically developments disclaim will any cause obligation DPCM’s to and update D-Wave’s forward assessments -looking statements to change . You . Except should, as therefore, required by not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Presentation.

CAUTIONARY NOTE REGARDING FORECASTED FINANCIAL INFORMATION
This Presentation contains forecasts of financial information for the years 2021 through 2026, including with respect to revenue, complete growth, gross and profit, all such gross financial margin, information Adjusted with EBITDA, respect Adjusted to such EBITDA periods margin are projections and free cash for future flow. None periods of years and do 2021 not through in any way 2026 reflect is actual results. Such forecasted financial information is, by its nature, forward-looking and is subject to all of the risks associated with forward illustrative -looking purposes information only and described should not above be relied and below upon .in Such any way forecasted as being financial indicative information of future results is included . The in assumptions this Presentation and for estimates underlining such forecasted financial information are inherently uncertain and are subject to a wide variety of significant business, forecasted economic, financial information competitive and and such other differences risks and uncertainties may be material that. will See invariably “Cautionary cause Note actual Regarding future Forward results to -Looking differ from Statement such s” above and “Certain Risks Related to DPCM and the Transaction” and “Certain Risks Related to D-Wave” below. The inclusion of reflected forecasted in financial such forecasts information will be in achieved this Presentation . No auditor should has audited, not be regarded reviewed, as compiled a representation or performed by any any person procedures that the with results respect to the forecasted financial information included in this Presentation and, accordingly, no auditor has expressed any opinion thereon or provided any assurance with respect thereto.
D industry, -Wave’s the ability impact to develop of health and epidemics, maintain its including brand and the COVID reputation, -19 pandemic, developments on D- and Wave’s projections business relating and the to actions D-Wave’s D-Wave competitors may take and in response thereto, D-Wave’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the operations rights of and others, future D- growth, Wave’s future and D -capital Wave’s requirements business, expansion and sources plans and and uses opportunities of cash, D . -Wave’s These statements ability to obtain are based funding on for various its assumptions, whether or not identified in this Presentation, on the current expectations of the respective management of D-Wave and DPCM are not and intended are not to predictions serve as, and of actual must not performance be relied on . These by an forward investor—looking as, a guarantee, statements an are assurance, provided a for prediction illustrative or a purposes definitive only and statement of fact or probability regarding future performance, events or circumstances. Actual performance, events and circumstances are events difficult and circumstances or impossible to are predict beyond and the will control differ of from D-Wave forward and—looking DPCM. statements Consequently, . Many forward of the -looking factors statements affecting actual are subject performance, to a number of risks and uncertainties, including with respect to: anticipated trends, growth rates, and challenges in companies, such as D-Wave, successfully that are or engaged timely consummate in the business the Transaction, of quantum computing including as and may in relate the markets to obtaining in which regulatory they operate; approvals the ability or the of approval the parties of the to stockholders of DPCM or D-Wave; the outcome of any legal proceedings that may be instituted against DPCM following announcement of DPCM the proposed and D-Wave Transaction to issue equity and transactions or equity-linked contemplated securities thereby; or obtain the financing amount in of connection redemptions with by the DPCM’s Transaction stockholders; or in the the future; ability of unanticipated conditions that could adversely affect the combined company or the expected benefits of the Transaction; the failure to satisfy other closing conditions in the transaction agreement or otherwise, the occurrence of any event that could give rise to the termination of the transaction agreement, the failure to consummate the PIPE, failure to realize the anticipated benefits of the Transaction; the risk that D-Wave Quantum Inc.’s securities will not be approved for listing on the New York Stock Exchange (the “NYSE”) current or, if approved, plans and maintain operations the listing; of D-Wave the volatility as a result in the of the price announcement of DPCM’s securities; and consummation the risk that of the the proposed transactions Transacti described on disrupts herein; D-
Wave’s ability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition and the forecasted ability of financial D-Wave information; to grow and risks achieve related and to maintain the performance profitably of following D-Wave’s the business Transaction; and the risks timing relating of expected to the uncertainty business of or the financial milestones, including with respect to revenue, Adjusted EBITDA and free cash flow; unanticipated technological or project development competition challenges, including on D-Wave’s with business; respect to the the risk cost that and D -or Wave timing Quantum thereof, will and need the to performance raise additional of D- capital Wave’s to products; execute the its business effects of plan, which may not be available on acceptable terms or at all; the amount of redemption requests made by the holders of DPCM’s Class A common Wave is unable stock (the to secure “Public or Stockholders”); protect its intellectual the risk property; that D-Wave costs Quantum related to may the never Transaction; achieve or changes sustain in profitability; applicable laws the risk or regulations; that D- the effect of the COVID-19 pandemic, geopolitical events, natural disasters, wars, terrorist acts or a combination of these factors on D-
Wave’s planned business products and and the services; economy D-Wave in general; Quantum’s the ability ability of to D -raise Wave capital; to execute the possibility its business that model, DPCM including or D-Wave market may acceptance be negatively of its impacted by other economic, business, and/or competitive factors; any changes to U.S. tax laws; and those factors to be included under the Quantum header and “Risk DPCM Factors” with in the the SEC registration . If any of statement these risks on materialize Form S-4 or filed our by assumptions D-Wave Quantum prove incorrect, with the SEC actual and results other filings could differ by D-Wave materially from the results implied by these forward-looking statements. There may be additional risks of which neither DPCM nor D-Wave from those are aware, contained or that in DPCM the forward nor D—looking Wave currently statements believe . In addition, are immaterial, you are that cautioned could also that cause past performance actual results may to differ not be materially indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making DPCM Capital an investment or D-Wave decision will achieve or regard our objectives these statements and plans as in a representation any specified time or warranty frame, or by at any all. person Forward that -looking D-Wave statements Quantum, reflect
DPCM’s and D-Wave’s expectations, plans, forecasts or future events and views as of the date of this Presentation. DPCM and D-Wave anticipate applicable that law, subsequent DPCM and D events -Wave and specifically developments disclaim will any cause obligation DPCM’s to and update D-Wave’s forward assessments -looking statements to change . You . Except should, as therefore, required by not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Presentation.
CAUTIONARY NOTE REGARDING FORECASTED FINANCIAL INFORMATION
This Presentation contains forecasts of financial information for the years 2021 through 2026, including with respect to revenue, complete growth, gross and profit, all such gross financial margin, information Adjusted with EBITDA, respect Adjusted to such EBITDA periods margin are projections and free cash for future flow. None periods of years and do 2021 not through in any way 2026 reflect is actual results. Such forecasted financial information is, by its nature, forward-looking and is subject to all of the risks associated with forward illustrative -looking purposes information only and described should not above be relied and below upon .in Such any way forecasted as being financial indicative information of future results is included . The in assumptions this Presentation and for estimates underlining such forecasted financial information are inherently uncertain and are subject to a wide variety of significant business, forecasted economic, financial information competitive and and such other differences risks and uncertainties may be material that. will See invariably “Cautionary cause Note actual Regarding future Forward results to -Looking differ from Statement such s” above and “Certain Risks Related to DPCM and the Transaction” and “Certain Risks Related to D-Wave” below. The inclusion of reflected forecasted in financial such forecasts information will be in achieved this Presentation . No auditor should has audited, not be regarded reviewed, as compiled a representation or performed by any any person procedures that the with results respect to the forecasted financial information included in this Presentation and, accordingly, no auditor has expressed any opinion thereon or provided any assurance with respect thereto.
CAUTIONARY NOTE REGARDING NON-GAAP FINANCIAL MEASURES
This and free Presentation cash flow includes . These financial certain financial measures measures do not have (including any standardized on a forward meaning -looking under basis), U such .S. generally as Adjusted accepted EBITDA, accounting Adjusted principles EBITDA margin (“GAAP”) and are, therefore, non-GAAP measures. D-Wave defines Adjusted EBITDA as net income (loss), before interest expense, depreciation as and Adjusted amortization EBITDA (including divided by system total cost revenue depreciation), . D-Wave defines stock-based free cash compensation flow as Adjusted and income EBITDA taxes after . D capital -Wave expenditures defines Adjusted . These EBITDA non -Margin GAAP measures are provided as supplemental information and are not a substitute for (or in any way superior to) measures of financial performance or prepared any other in accordance performance with or GAAP operating and measure should not derived be considered in accordance as an with alternative GAAP. to D -net Wave income, believes operating that these income, non- GAAP cash flow measures from operations of financial performance provide useful supplemental information to investors about D-Wave. D-Wave’s management uses forward-looking non-GAAP of measures these non to -evaluate GAAP measures D-Wave’s and projected their nearest financial GAAP and equivalents operating .performance For example, . However, other companies there are may a number calculate of non limitations -GAAP measures related to the use differently, or may use other measures to calculate their financial performance and, therefore, D-Wave’s non-GAAP measures may not be are directly forecasts comparable with respect to similarly to the titled Transaction measures . of other companies. No reconciliation of these non-GAAP measures are included because they
MARKET AND INDUSTRY DATA AND FORECASTS
Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither DPCM nor D-Wave has independently verified the data obtained from these sources and to update cannot the assure information you of the in this data’s Presentation accuracy or . completeness. All such data is subject to change and DPCM and D-Wave assume no obligation
CERTAIN RISKS RELATING TO DPCM AND THE TRANSACTION
CDPM Sponsor Group, LLC (the “Sponsor”) and DPCM’s executive officers and directors have agreed to vote in favor of the Transaction, regardless of how the Public Stockholders vote.
DPCM’s board of directors did not obtain a fairness opinion in determining whether to proceed with the Transaction and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders.
DPCM’s approval Sponsor, of the proposal executive to officers approve and the directors Transaction have Agreement potential conflicts and approval of interest of the in other recommending proposals described that stockholders in this proxy vote in favor of statement/prospectus.
If the Transaction’s benefits do not meet the expectations of investors or securities analysts, the market price of DPCM’s securities or, following the closing of the Transaction, D-Wave Quantum’s securities, may decline.
D Wave -Wave Quantum Quantum takes will advantage qualify as an of “emerging certain exemptions growth company” from disclosure within the requirements meaning of available the Securities to emerging Act of 1933, growth as companies, amended, and it could if D-make D-Wave Quantum’s securities less attractive to investors and may make it more difficult to compare D-Wave Quantum’s performance to the performance of other public companies.
The implied nominal value purchase of the DPCM price Class paid A by common the Sponsor stock for upon DPCM’s completion Class B of common the Transaction stock (the . In “Founder addition, Shares”) the value may of the significantly Sponsor’s dilut Founder e the
Shares will be significantly greater than the amount the Sponsor paid to purchase such shares, even if the Transaction causes the trading price of the shares of common stock of D-Wave Quantum (the “D-Wave Quantum Common Shares”) to materially decline.
There Transaction are risks rather to DPCM than acquiring stockholders securities who are of D not -Wave affiliates Quantum of the directly Sponsor in of an becoming underwritten stockholders public offering, of D-Wave including Quantum no independent through the due diligence review by an underwriter and conflicts of interest of the Sponsor.
Certain of DPCM’s officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by DPCM and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.
During the pendency of the Transaction, DPCM will not be able to enter into a business combination with another party because of restrictions in the Transaction Agreement. Furthermore, certain provisions of the Transaction Agreement will discourage third parties Transaction from submitting Agreement alternative . takeover proposals, including proposals that may be superior to the arrangements contemplated by the
Deferred underwriting fees in connection with the DPCM’s initial public offering and payable at the consummation of the Transaction will not be adjusted to account for redemptions by the Public Stockholders; if the Public Stockholders exercise their redemption rights, the increase amount .of effective total underwriting commissions as a percentage of the aggregate proceeds from the DPCM’s initial public offering will
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of In connection D-Wave Common with the Shares statutory are entitled plan of arrangement to dissent rights under and the if the Business number Corporations of dissenting Act shareholders (British Columbia), is larger registered than expected, holders significant additional costs may be incurred.
DPCM or D-Wave may waive one or more of the conditions to the Transaction.
DPCM’s current directors and executive officers beneficially own shares of DPCM’s Class A common stock, the Founder Shares and to approve DPCM warrants the Transaction that will . be worthless if the Transaction is not approved. Such interests may have influenced their decision
The exercise of discretion by DPCM’s directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Transaction Agreement may result in a conflict of interest when determining whether such changes to the terms securityholders of the Transaction . Agreement or waivers of conditions are appropriate and in the best interests of DPCM’s
Each of DPCM and D-Wave have incurred and will incur substantial costs in connection with the Transaction and related transactions, such as legal, accounting, consulting and financial advisory fees.
Uncertainty about the effect of the Transaction may affect D-Wave Quantum’s ability to retain key employees and integrate management structures and may materially impact the management, strategy and results of its operation as a combined company.
Some of D-Wave’s relationships with third party intellectual property right holders and vendors may experience disruptions in connection with the Transaction, including as a result of existing agreements that contain change in control or early termination rights that may be implicated by the Transaction.
Financial projections with respect to D-Wave may not prove to be reflective of actual financial results.
The actual historical financial financial position results or results of D of -Wave operations and unaudited would have pro been forma if financial it were a information public company may .not be indicative of what D-Wave’s
The Sponsor or DPCM’s directors, executive officers or advisors or their respective affiliates may elect to purchase shares from Public Stockholders, which may influence the vote on the Transaction and reduce the public “float” of DPCM’s Class A common stock and the Founder Shares.
Public circumstances Stockholders . To liquidate will not their have investment, any rights or therefore, interests in Public funds Stockholders from DPCM’s may trust be account, forced to except sell their under securities, certain potentially limited at a loss.
DPCM’s directors may decide not to enforce indemnification obligations against the Sponsor, resulting in a reduction in the amount distribution of funds to the in Public the trust Stockholders account of . DPCM that holds the proceeds from DPCM’s initial public offering available for DPCM’s ability to successfully effect the Transaction and D-Wave Quantum’s ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of D-Wave, all of whom DPCM expects to stay with D results -Wave of Quantum the combined following business the Transaction . . The loss of such key personnel could negatively impact the operations and financial There can be no assurance that the D-Wave Quantum Common Shares will be approved for listing on the NYSE or any other exchange or that D-Wave Quantum will be able to comply with the continued listing standards of the NYSE any other exchange. DPCM may not be able to consummate an initial business combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the DPCM’s Class A common stock and liquidate.
DPCM may face litigation and other risks as a result of the material weakness in its internal control over financial reporting. The the closing DPCM warrants of DPCM’s issued initial to public the Public offering Stockholders are accounted and for the as warrants liabilities held and by the the changes Sponsor in that value were of the issued such to warrants the Sponsor could at have a material effect on DPCM’s financial results.
Beginning in January 2022, subsequent to our announcement of the Transaction and our PIPE offering on February 7, 2022, there such has been as ours a precipitous may be more drop volatile in the than market other values securities of growth and- oriented may involve companies special .risks Accordingly, .. securities of growth companies Securities of companies formed through SPAC mergers such as ours may experience a material decline in price relative to the share price of the SPAC prior to the merger.

CERTAIN RISKS RELATED TO D-WAVE

The risks presented below are certain of the general risks related to the D-Wave's business, industry and ownership structure and are not exhaustive. The list below is qualified in its entirety by disclosures contained in future filings by the DPCM and D-Wave with the SEC. These risks speak only as of the date of this Presentation and we make no commitment to update such disclosure, except as required by applicable law. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. D-Wave is in its growth stage which makes it difficult to forecast its future results of operations and its funding requirements.

- D-Wave is in its growth stage which makes it difficult to forecast its future results of operations and its funding requirements.
- D-Wave has a history of losses and expects to incur significant expenses and continuing losses for the foreseeable future.
- If D-Wave does not adequately fund its research and development efforts or use research and development teams effectively, it may not be able to achieve its technological goals, meet customer and market demand, or compete effectively and its business and operating results may be harmed.
- D-Wave's estimates of the magnitude of the market opportunity and forecasts of market growth may prove to be inaccurate.
- D-Wave may not manage growth effectively.
- If D-Wave fails to attract new customers and retain and increase the spending of existing customers, its revenue, business, results of operations, financial condition and growth prospects would be harmed.
- D-Wave depends on its ability to retain existing senior management and other key employees and qualified, skilled personnel and to attract new individuals to fill these roles as needed. If D-Wave is unable to do so, such failure could adversely affect its business, results of operations and financial condition.
- D-Wave's business and growth are dependent on the success of its strategic relationships with third parties.
- D-Wave expects to require additional capital to pursue its business objectives, growth strategy and respond to business opportunities, challenges or unforeseen circumstances, and D-Wave may be unable to raise capital or additional financing when needed on acceptable terms, or at all.
- Currency exchange rate fluctuations may negatively affect D-Wave's results of operations.
- The immature market for quantum computing may lead to D-Wave misreading market demand and the timeframes it will take to close customer contracts and grow revenue, which would adversely affect its business, results of operations and financial condition.
- D-Wave's technical roadmap and plans for commercialization involve technology that is not yet available for customers and may never become available or meet desired technical specifications.
- D-Wave's business model includes a relatively new four-phase engagement model, with customers transitioning through the phases. If D-Wave cannot successfully convert customers through the phases at the rate that it expects, its business will be negatively impacted and could fail.
- The quantum computing industry is competitive on a global scale and D-Wave may not be successful in competing in this industry or establishing and maintaining confidence in its long-term business prospects among current and future partners and customers.
- D-Wave's products and services are dependent upon its relationship with third-party providers and any disruption of or interference with its use of such third-party providers would adversely affect its business, results of operations and financial condition.
- D-Wave does not have the history with its solutions or pricing models necessary to accurately predict optimal pricing necessary to attract new customers and retain existing customers.
- Competitive pressures may put pressure on D-Wave's pricing, which may require D-Wave to reduce its pricing in order to provide competitively priced access to its products and services.
- The quantum computing industry is in its early stages and is volatile, and if it does not develop, if it develops slower than D-Wave expects, if it develops in a manner that does not require use of D-Wave's quantum computing solutions, if it encounters negative publicity or if D-Wave's solution does not drive commercial engagement, the growth of its business will be harmed.
- If D-Wave's products ad services fail to deliver customer value to a broader range of customers than classical approaches, its business, financial condition and future prospects may be harmed.
- Real or perceived errors, failures or bugs in D-Wave's products and services could materially and adversely affect its operating results, financial condition and growth prospects.
- If D-Wave cannot successfully execute on its strategy, including changing customer needs and new technologies and other market requirements, or achieve its objectives in a timely manner, its business, financial condition and results of operations could be harmed.
- Any cybersecurity-related attack, significant data breach or disruption of the information technology systems, infrastructure, network, third-party processors or platforms on which D-Wave relies could damage its reputation and adversely affect its business and financial results.
- D-Wave could suffer disruptions, outages, defects and other performance and quality problems with its quantum computing systems or with the public cloud and internet infrastructure on which its PaaS relies.
- D-Wave is subject to subscription and payment processing risk from its third-party vendors and any disruption to such processing systems could adversely affect its business and results of operations.
- The design and manufacturing of D-Wave's quantum computers are dependent on a number of critical suppliers and unknown supply chain issues that could delay the introduction of D-Wave's products and services or a significant disruption in its supplier base could have a material adverse effect on D-Wave's business, financial condition and results of operations.
- If D-Wave cannot successfully execute on its strategy, including in response to changing customer needs and new technologies and other market requirements, or achieve its objectives in a timely manner, its business, financial condition and results of operations could be harmed.
- D-Wave's products and services may not achieve market success, but will still require significant costs to develop.
- D-Wave is highly dependent on its ability to attract and retain senior management and other key employees, such as quantum physicists, professional services technical delivery experts and other key technical employees, who are critical to its success. If D-Wave fails to continue to retain talented, highly qualified senior management, technical employees and other key employees or attract them when needed, such failure could negatively impact its business.
- D-Wave may not be able to accurately estimate the future supply and demand for its products and services, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue. If D-Wave fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays.
- If D-Wave is unable to attract third-party developers, ISVs or others who develop software applications that use its technology, it may not be competitive and its business or results of operations may be harmed.
- If D-Wave's products and services are not compatible with some or all industry-standard software and hardware in the future, its business could be harmed.
- Any cybersecurity-related attack, significant data breach or disruption of the information technology systems, networks or third-party processors on which D-Wave relies could damage its reputation and adversely affect its business.
- Market adoption of cloud-based online quantum computing platform solutions is relatively new and unproven and may not grow as D-Wave expects, and, even if market demand increases, the demand for D-Wave's QCaaS may not increase, or certain customers may be reluctant to use a cloud-based QCaaS for applications, all of which may harm D-Wave's business and results of operations.
- Government actions and regulations, such as tariffs and trade protections measures, may limit D-Wave's ability to provide products and services to its customers and obtain products from its suppliers, which could have a material adverse impact on D-Wave's business operations, financial results and growth plans.
- If D-Wave engages in acquisitions, divestitures, strategic investments or strategic partnerships and fails to achieve favorable results, D-Wave's business, financial condition and operating results could be harmed.
- D-Wave may in the future be adversely affected by continuation or worsening of the global COVID-19 pandemic, its various strains or future pandemics.
- System failures, interruptions, delays in service, catastrophic events, inadequate infrastructure and resulting interruptions in the availability or functionality of D-Wave's products or services could harm its reputation or subject it to significant liability, and adversely affect its business, financial condition and operating results.
- Unfavorable conditions in D-Wave's industry or the global economy, including uncertain geopolitical conditions, could limit D-Wave's ability to grow its business and negatively affect its results of operations.
- If D-Wave fails to offer high-quality customer support, or if the cost of such support is not consistent with corresponding levels of revenue, D-Wave's business, results of operations and reputation may be harmed.
- Changing Canadian and U.S. federal, state, provincial and foreign laws and regulations related to privacy, information security and data protection could adversely affect how D-Wave collects and uses personal information and harm D-Wave's brand.
- D-Wave is subject to United States, Canadian and foreign anti-corruption, anti-bribery and similar laws, and non-compliance with such laws may subject D-Wave to criminal or civil liability and harm our business.

4 COPYRIGHT © D-WAVE SYSTEMS INC.

CERTAIN RISKS RELATED TO D-WAVE (CONTINUED)

- D-Wave is subject to export and import controls and economic sanctions laws that could impair its ability to offer its products or make its platform available in some jurisdictions, or subject D-Wave to liability if it is not in compliance with applicable laws.
- Governmental decisions with respect to perceived national security risks associated with quantum computing technology could impede the selling of D-Wave's products and services.
- D-Wave is subject to requirements relating to environmental and safety regulations which could adversely affect its business, results of operation and reputation.
- D-Wave may be unable to obtain, maintain and protect its intellectual property rights and proprietary information or prevent third parties from making unauthorized use of its technology, which could cause it to lose its competitive advantage.
- D-Wave's patent applications may not result in issued patents or D-Wave's patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on its ability to prevent others from interfering with the commercialization of its products.
- D-Wave may face patent infringement and other intellectual property claims that could be costly to defend, result in injunctions and significant damage awards or other costs. If third parties claim that D-Wave infringes upon or otherwise violate their intellectual property rights, D-Wave's business could be adversely affected.
- Some of D-Wave's intellectual property has been conceived or developed pursuant to government-funding agreements which impose certain obligations on D-Wave. Compliance with such obligations may limit D-Wave's ability to freely transfer its assets without incurring substantial additional repayment obligations.
- D-Wave Quantum's management has limited experience operating a public company, and thus its success in such endeavors cannot be guaranteed.
- If D-Wave Quantum is unable for any reason to meet the continued listing requirements of the NYSE, such action or inaction could result in a delisting of its securities.
- If securities and industry analysts do not publish research or reports about D-Wave Quantum's business or publish negative reports about its business, our share price and trading volume may suffer.
- There is a risk that D-Wave will fail to maintain an effective system of internal controls and its ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely affected. D-Wave may identify material weaknesses in its internal controls over financing reporting which it may not be able to remedy in a timely manner.
- D-Wave has identified a material weakness in its internal control over financial reporting. If D-Wave fail to remedy this weakness or maintain an effective system of internal controls, then its ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely affected. D-Wave may identify additional material weaknesses in its internal controls over financing reporting which it may not be able to remedy in a timely manner.
- D-Wave Quantum will incur increased costs as a result of its operation as a public company, and its management will be required to devote substantial time and resources to employing new compliance initiatives in order to comply with the regulatory requirements applicable to public companies.
- D-Wave's business is exposed to risks associated with litigation and may become subject to litigation, investigations and regulatory proceedings including product liability claims, which could harm its financial condition and liquidity if D-Wave is not able to successfully defend or insure against such claims.
- Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of D-Waver's income or other tax returns could adversely affect its results of operations and financial condition.
- Changes in tax laws or regulations that are applied adversely to D-Wave may materially adversely affect its business, prospects, financial condition and operating results.

Readers should also carefully review the factors included under the header "Risk Factors" in the registration statement on Form S-4 filed by D-Wave Quantum with the SEC.

5 COPYRIGHT © D-WAVE SYSTEMS INC.

D:Wave

DPCM

DPCM Capital, Inc (NYSE: XPOA) a special purpose acquisition company

RAISED $300M



CHIEF EXECUTIVE OFFICER

Emil Michael

B.A., Harvard University
J.D., Stanford Law School

CAREER HIGHLIGHTS

- ✓ Chief Business Officer at Uber, played a pivotal role in raising nearly $15B in capital and leading Uber's expansion in China
- ✓ Previously Chief Operating Officer at Klout
- ✓ Investor in broad range of category defining companies

BOARD OF DIRECTORS



Peter Diamandis



Denmark West



Desiree Gruber

BOARD OF ADVISORS



Shervin Pishevar



Betsy Atkins



Dr. Eric Schmidt

DPCM TEAM EXPERIENCE*

UBER · Alphabet · codecademy · airbnb · SPACEX · slack · stripe · Virgin hyperloop · DiDi · cue · PillPack

*Companies at which members of the DPCM team have served as executives, directors or advisors

6
COPYRIGHT © D-WAVE SYSTEMS INC.

D:WAVE

What is Quantum Computing Commercialization of Quantum *LIVE* Customer Conversation Demo Technology & Products Transaction & Financials Wrap-Up and Q&A

O U R M I S S I O N
TO UNLOCK THE POWER OF QUANTUM COMPUTING TO BENEFIT BUSINESS AND SOCIETY

D-WAVE AT A GLANCE

HQ: Vancouver, B.C.

EMPLOYEES: 180+ (70% R&D)

BUSINESS MODEL: The Quantum Cloud Company

QUANTUM AS A SERVICE (QCaaS): Real-time access to quantum/hybrid computing systems. Recurring revenue model.

PROFESSIONAL SERVICES (PS): Application development and other support services. Consulting revenue model.

SELECT USE CASES: Portfolio optimization, supply chain optimization, protein design, patient trials, machine learning model training

MARKET LEADER

- First real-time quantum cloud platform
- 5,000+ qubit system
- 250+ early applications

STRONG CUSTOMER BASE

BBVA, CaixaBank, DENSO, Recruit, Volkswagen, gsk GlaxoSmithKline, Deloitte., AIRBUS, save on foods, accenture, OTI, Johnson & Johnson, Mastercard, MULTIVERSE, Bank of Canada Banque du Canada, Lockheed Martin, menten.AI

WORLD-CLASS INVESTORS

PSP Investments, bdc, Goldman Sachs, NEC

THOUGHT LEADERSHIP

- 200+ U.S. patents granted and 100+ pending worldwide
- Top five quantum patent portfolio globally
- 36 PhDs
- Over 100 scientific papers published

9
COPYRIGHT © D-WAVE SYSTEMS INC.

D:Wave

USES QUANTUM MECHANICAL EFFECTS TO SOLVE COMPLEX COMPUTATIONAL PROBLEMS
SOLVE PROBLEMS THAT SOLVE CURRENT PROBLEMS HAD BEEN UNSOLVABLE FASTER AND/OR BETTER
Unimaginable Social & Economic Impact Reduce Costs Increase Revenue

T H E P O W E R O F
QUANTUM COMPUTING
THE PROBLEM
Optimizing sharing of resources between hospitals
0 1 0/1
BITS limit the number of possible QUBITS allow quantum computers to solutions a classical computer can see see all possible solutions at once, at one time, making it much more making it much easier to find the difficult to find the optimal solution optimal solution
BITS vs QUBITS
Bits are limited to a single state Qubits can exist in both states at once 0/1 , They can be either 0 or 1 allowing much faster computation
Computing the optimal groupings of hospitals is out of reach for classical computers for problems with 1,000+ hospitals

PRIMARY APPROCHES TO
QUANTUM COMPUTING

ANNEALING

AN EASIER ON-RAMP TO QUANTUM COMPUTING

Natively optimization
Commercial today

ANNEALING OR GATE

GATE-MODEL

HIGHER INVESTMENT COST & LEARNING CURVE

Suited to differential equations
7+ years to commercialization

COMBINATORIAL OPTIMIZATION

- Kubernetes Optimization
- Employee Scheduling
- Autonomous Vehicle Routing
- Peptide Design
- Fraud Detection
- Patient Trial Optimization

LINEAR ALGEBRA & FACTORIZATION

- Machine Learning
- Cryptography
- Drug Toxicity
- Global Weather Modeling

DIFFERENTIAL EQUATIONS

- Designer Drugs
- New Materials
- Longer-Life Batteries

12
COPYRIGHT © D-WAVE SYSTEMS INC.

T H E C O M M E R C I A L I Z AT I O N
OF QUANTUM TECHNOLOGY
Experimental / Research Product Commercialization
Advantage
Advantage Performance Advantage 2 Advantage 3
D-Wave One D-Wave Two D-Wave 2X 2000 Q 2000 Q LN
ANNEALING
(ONLY D-WAVE) Transition to Commercial Product Transition from government and academic to commercial customers
GATE-MODEL (ALL PLAYERS)
Noisy Intermediate Partially Corrected Scale Quantum Intermediate Scale Quantum
2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022E 2023E 2024E 2025E 2026E 2027E 2028E 2029E 2030E

D-WAVE DIFFERENTIATORS
QUANTUM FULL STACK PROVIDER REAL-TIME QUANTUM ANNEALING CLOUD SERVICE
Annealing & gate systems,
Required for cloud service, software tools, for in-production applications optimization problems professional services
FIVE GENERATIONS THREE MILLION
TIMES SPEED-UP FIRST MOVER ADVANTAGE
of on-time product delivery on a real-world The only commercial quantum materials problem computing company
14 COPYRIGHT © D-WAVE SYSTEMS INC.

D-WAVE ENABLES THE FULL QUANTUM EXPECTED TAM1
Computational Linear Algebra & Factorization Differential Equations Combinatorial Optimization Problem (Machine learning & cryptography) (Simulation)
LONG-TERM ANNEALING $450B—$850B TAM
ANNEALING OR GATE MODEL GATE MODEL
15-30 Years (DWAVE ONLY) ($90B—$170B)
MID-TERM $25B—$50B TAM
5-15 Years ($5B—$10B)
NEAR-TERM
3-5 Years $2B-$5B TAM
($400M—$1B)
1. Boston Consulting Group: “Where Will Quantum Computers Create Value – and When ” May 2019 (80% of TAM accruing to end-users; 20% to quantum hardware, software and services providers)

T H E C H A L L E N G E O F
EVALUATING QUANTUM TECHNOLOGY
GATE FIDELITY LOGICAL QUBITS
COHERENCE TIMES WHICH MATTER PHYSICAL QUBITS
ERROR RATES CONNECTIVITY
ONLY THOSE THAT LEAD TO COMMERCIAL
BUSINESS

THE ELEMENTS OF QUANTUM
COMMERCIALIZATION

PRODUCTIZATION

APPLICATIONS

THE KEY QUALITIES OF A **COMMERCIAL QUANTUM** COMPANY

ADOPTION

MARKET

D-Wave IS A COMMERCIAL QUANTUM COMPUTING COMPANY

68% OF OUR QCaaS REVENUE IS FROM COMMERCIAL CUSTOMERS

MORE THAN TWO DOZEN FORBES **GLOBAL 2000** CUSTOMERS

55+ COMMERCIAL CUSTOMERS

Above numbers reflect 2021 results

17 COPYRIGHT © D-WAVE SYSTEMS INC.

STRONG DEMAND FOR QUANTUM SOLUTIONS ALREADY EXISTS
81% of companies have quantum use cases in mind in the next three years1 39%
33% of business leaders see quantum’s impact as OF COMPANIES ARE “transformational” to society1 EXPERIMENTING WITH
QUANTUM TODAY1
31% of enterprises have abandoned complex problems because of time to solve1
CATALYST FOR ADOPTION: competitive advantage1 99+
EXPECTED BENEFITS: speed, cost, and accuracy NEAR-TERM
$850B COMMERCIAL USE CASES IDENTIFIED BY
EXPECTED TAM BY 20402 EXPERTS3
1. 451 research among fortune 5000 companies
2 . BCG research
3 . McKinsey research
18 COPYRIGHT © D-WAVE SYSTEMS INC.

NOW SERVING KEY MARKETS
LOGISTICS PHARMA FINANCE
Shipping container logistics Protein folding Portfolio risk reduction and Employee scheduling Clinical trials return optimization Farm to market food delivery Drug discovery Marketing campaign optimization Last mile vehicle routing Fraud detection
19 COPYRIGHT © D-WAVE SYSTEMS INC.

SELECT CUSTOMERS

FROM IMPLEMENTATION TO EXECUTION

PHASE 1 DISCOVERY	PHASE 2 QUANTUM POC	PHASE 3 PRODUCTION PILOT	PHASE 4 IN PRODUCTION
USE CASE IDENTIFICATION & SELECTION	PROOF OF CONCEPT	PILOT APPLICATION	BUSINESS VALUE
Business Goals	Solution Requirements	Pilot Development	Full-Scale Deployment
Use Case Review	Prototype Development	Pilot Testing	Integration Support
Problem Definition	Testing and Evaluation	Plan for Deployment	Leap Quantum Cloud Access

20 COPYRIGHT © D-WAVE SYSTEMS INC.

D:WAVE

THE COMPUTING INDUSTRY IS AT A
1977 1980 1999 2011 2014 2020
Personal Computer Internet / IOT Wireless Internet Smart Phones Applied AI / ML Quantum Computing (Apple IIE / IBM) (Compuserve / AOL) (AT&T) (iPhone / Palm) (Alexa) (Advantage)
MATURE 1 2 3 4 5
MARKET TAM $198B TAM $478B TAM $650B TAM $78B TAM $9B TAM $850B TAM
1. Personal Computers Global Market Report 2022 – TBRC 2. Fortune Business Insights – Report ID: FBI100307 3. Global Wireless Internet Services Market Report – TBRC
4. Smartphones Market – Growth Report – Mordor Intelligence 5. Grand View Research – Report ID: GVR-1-68038-955-5

Quantum Machine Learning Manufacturing Digital Twin Schedule Optimization Portfolio Optimization Clinical Decision Support Modeling Cryptocurrency Adoption
Grocery Optimization Last Mile Routing

O N LY D—WAV E H A S A
A COMMERCIAL TECHNOLOGY STACK
QUANTUM COMPUTERS CLOUD-SERVICE DEVELOPER TOOLS PROFESSIONAL SERVICES
5 generations of Cloud access to the D-Wave quantum Open-source developer tools Customer onboard to annealing quantum computers computer & quantum hybrid solvers built in Python quantum computing applications Currently 99% up-time Available through Leap IDE 4 Phase 5000+ Qubits with real time access or local download engagement model
D-WAVE OWNS THE IP ON ALL BUSINESS-CRITICAL TECHNOLOGY
23 COPYRIGHT © D-WAVE SYSTEMS INC.

THE IMPORTANCE OF OWNING YOUR
OWN CLOUD INFRASTRUCTURE

THE STOLEN CUSTOMER
Limited Access to Customer Identity
Limited Influence on Customer Journey

INSIGHT HIJACKING
No Line of Sight on Customer Usage of Product
No Product Led Growth


THE TRUE COST OF 3RD PARTY CLOUD SERVICES

BUSTING THE MYTH THAT YOU NEED AN OUTSOURCED QUANTUM CLOUD

POACHED INNOVATION
Partner Gains Key Business Insights
Partner Benefits from Product Led Growth

BOTTOM-LINE EROSION
Shared Revenue
Lower Margins
Limited Upsell / Cross-Sell
No Predictable SaaS Revenue

24 COPYRIGHT © D-WAVE SYSTEMS INC.

E XC I T I N G N E W S :
RELENTLESS PRODUCT DELIVERY
First US-based Advantage quantum computer, available in Industry’s first hybrid solver with continuous variables to the Leap quantum cloud service. run on a quantum computer.

LEAP Web UI SAPI-WS IDE Workspaces UI
HYBRID SOLVERS
CQM DQM BQM
AWS AWS AWS
(OR US-WEST) (OR US-WEST) (EU CENTRAL-1)
5000+ Qubits 5000+ Qubits 5000+ Qubits
ISI
Marina Del Rey, California Burnaby, Canada North Rhine-Westphalia, Germany

THE MOST CONNECTED AND POWERFUL QUANTUM COMPUTER

BUILT FOR BUSINESS

D-WAVE advantage

SUPPORTS HYBRID APPLICATIONS OF REAL-WORLD SIZE
Up to 1 million variables

ANNEALING QUANTUM PROCESSOR DESIGN
5,000+ qubits

ONGOING INCREASES IN COHERENCE & CONNECTIVITY

NOW SYSTEMS LOCATED IN US, EUROPE & CANADA


advantage
advantage

27 COPYRIGHT © D-WAVE SYSTEMS INC.

D-WAVE

G AT E M O D E L T E C H N O L O G Y C O M PA R I S O N
SUPERCONDUCTING ADVANTAGES1
1. Based on publicly available information as of September 8, 2021.

D-WAVE'S PLAN TO DELIVER A

SCALED GATE MODEL SYSTEM[1]



UNIQUE MULTILAYER FAB STACK

New qubit design with low error rates

DEMONSTRATE ON-CHIP CONTROL

On-chip control with no increase in qubit errors

VALIDATE ERROR CORRECTION

Prototype scalable error-corrected logical qubit

FIRST AT-SCALE SYSTEM

5,000 qubit system configurable with full or partial error correction

1. Images for illustrative purposes only.

29 COPYRIGHT © D-WAVE SYSTEMS INC.

D-WAVE

INDUSTRY LEADING MANAGEMENT



ALAN BARATZ, PhD
CEO
35 years of technology leadership experience. CEO of D-Wave since January 2020. Previously was the head of R&D and Chief Product Officer. Serial CEO, VC, first president of Javasoft, senior executive at IBM, Sun, Cisco, Avaya, News Corp.



JOHN MARKOVICH
CFO
Senior financial executive with extensive experience and successful track record in leading both public and private high growth technology companies through all phases of development.



TANYA J. ROTHE
GENERAL COUNSEL
Member of the bars of CA and BC. Registered patent and trade-mark agent. Award winning, recognized for innovative approaches to developing and protecting IP.



VICTORIA BRYDON
SVP, PEOPLE & OPERATIONAL EXCELLENCE
20 years of experience in the development and execution of technical and scientific talent strategies.

TECHNICAL



MICHELE MACREADY
SVP, CLOUD & PROFESSIONAL SERVICES
25 years as a technology executive, strategy and technology consultant, and startup advisor, bringing leading-edge technology products to market at Cambridge Technology Partners, Bios Group, EA.



MARK JOHNSON, PhD
SVP, QUANTUM TECH. & SYSTEMS PRODUCTS
16 years designing, building and delivering commercial quantum computers for D-Wave. Prior, scientist at Northup Grumman Space Technology and TRW focused on superconducting circuitry.



ANDREW BERKLEY, PhD
UNIV. OF MARYLAND
Expert in superconducting quantum devices, led system architecture for five generations of quantum annealing products



RICHARD HARRIS, PhD
UNIV. OF BRITISH COLUMBIA
Expert in superconducting circuit design and using D-Wave systems for condensed matter simulation



TREVOR LANTING, PhD
U.C. BERKELEY
Expert in quantum processor development, led development of five generations of quantum annealing products

COMMERCIAL



JENNIFER HOUSTON
CMO
20 years of technology marketing and communications. Former VP of Corporate Marketing and part of senior leadership team for Apptio's 2016 IPO.



MARK SNEDEKER
SVP, GROWTH
27 years of executive leadership. A quantum technology evangelist focused on delivering growth objectives through technology innovation, and operational excellence. Former Managing Director at Accenture.

30 COPYRIGHT © D-WAVE SYSTEMS INC.

D:Wave

FRAUD EVERLASTING DETECTION BATTERIES
DRUG TRIAL DESIGNER
OPTIMIZATION DRUGS
COMMERCIAL
EVOLUTION QUANTUM REVOLUTION
COMPUTING
GLOBAL PORTFOLIO
WEATHER MODELING OPTIMIZATION
NEW LAST MILE ROUTING MATERIALS
31 COPYRIGHT © D-WAVE SYSTEMS INC.

SUMMARY FORECAST FINANCIAL PERFORMANCE
REVENUE FORECAST1
REVENUE ($MM) $600 $551
SERVICES REVENUE CLOUD REVENUE $400
$219
$200
$72
$11 $27
$0
2022 E 2023 E 2024 E 2025 E 2026 E
% GROSS
1 57% 66% 75% 82% 84%
MARGIN
ADJUSTED EBITDA FORECAST1
Adjusted EBITDA ($MM) Adjusted EBITDA Margin % Adjusted EBITDA Margin (%) $400 100%
75%
$226
$200 50%
25%
$14
$0 0%
($59) ($70) (25%)
($83)
($200) (50%)
2022 E 2023 E 2024 E 2025 E 2026 E
1. Revenue channels are still being defined; exact nature and accounting recognition of revenue to be determined. Information has been prepared on the basis of certain technical, market, competitive and other assumptions to be subsequently described in further detail, and which may not be satisfied. As a result, these projections are subject to a high degree of uncertainty and may not be achieved within the time frame described or at all. Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. See “Cautionary Note Regarding Non-GAAP Financial Measures” earlier in this Presentation.
32 COPYRIGHT © D-WAVE S

TRANSACTION EXPECTED TO PROVIDE D-WAVE WITH A FULLY FUNDED BUSINESS PLAN
D-WAVE FORECAST CASH POSITION
FORECAST END OF YEAR CASH BALANCE ($MM) (1)(2)
$800
$600
$522
FORECAST CASH GENERATION
$400
$354 $230 $200 $150 $168 FORECAST
FORECAST END OF YEAR
CASH BALANCE BEGINNING
$91 $77
OF YEAR $168 CASH BALANCE $91
$0 ($58) ($59)
FORECAST CASH BURN ($80)
($200)
1
2022 E 2023 E 2024 E 2025 E 2026 E
1. 2022 YE cash balance assumes $280MM invested ($300MM from SPAC, $40MM from PIPE, net $60MM of expected transaction fees) in 2022; excludes impact of any interim financing before transaction close
2. Assumes no redemptions from existing SPAC shareholders
33 COPYRIGHT © D-WAVE S

TRANSACTION OVERVIEW

Opportunity to invest in a **leading independent full-stack Quantum Computing provider**, offering integrated hardware, software, professional services and application development tools delivering real-world impact at scale

100% primary capital to be invested in R&D and commercialization

No secondary share sales

PRO-FORMA OWNERSHIP[1]



DPCM Sponsor
3%
SPAC Shareholders
22%
PIPE Investors
3%
D-Wave
Shareholders
72%

SOURCES AND USES[1,2], $MM

SOURCES	
Existing SPAC Trust	$300.0
PIPE	40.00
Target Rollover Equity	1,200.0
Total Sources	**$1,540.0**
USES	
Cash to Balance Sheet	$279.9
SPAC Fees & Expenses	35.1
Target Fees & Expenses	25.0
Target Rollover Equity	1,200.0
Total Uses	**$1,540.0**

PRO-FORMA VALUATION[1,2], $MM, except share price

POST-CLOSING VALUATION	
Share Price	$10.00
Fully Diluted Shares	159.687
Market Capitalization	**$1,596.9**
Total Cash	279.9
Total Debt	30.0
Enterprise Value	**$1,347.0**
Enterprise Value / 2026E Revenue[3]	2.4x

1. All data, as applicable: (i) assumes a price of $10 per share; (ii) assumes no redemptions by existing SPAC shareholders; (iii) excludes 18 million warrants to acquire SPAC shares at $11.50 per share (pursuant to the terms of DPCM's warrant agreement, the bonus share structure is expected to result in the adjustment of the number of shares into which each of DPCM's existing warrants is exercisable by the same ratio by which the non-redeeming DPCM public shareholders will receive bonus shares); and (iv) excludes 1.81 million SPAC shares held by DPCM Sponsor that are subject to vesting at 120% of the effective cost base of the public stockholders. Reference to D-Wave shareholders/Target Rollover Equity includes existing holders of D-Wave equity, warrants and equity incentives, calculated on a treasury stock method after giving effect to the aggregate exercise price of D-Wave warrants and equity incentives.
2. Excludes impact from expected bonus pools for non-redeeming SPAC shareholders and PIPE investors, with potential for combined incremental 6.8MM shares to be issued to SPAC shareholders and PIPE investors. Bonus pool for non-redeeming SPAC shareholders is fixed at 5MM up to 63.3% redemption level; bonus pool for PIPE shareholders is variable based on redemptions up to 1.8MM shares, or a 63.3% redemption level, to ensure the same cost basis for PIPE investors as SPAC shareholders. At zero redemptions, effective cost base is $8.57.
3. Expected revenue has been prepared on the basis of certain technical, market, competitive and other assumptions to be subsequently described in further detail, and which may not be satisfied. As a result, these projections are subject to a high degree of uncertainty and may not be achieved within the time frame described or at all.

34 COPYRIGHT © D-WAVE SYSTEMS INC.

D-Wave

SHARE BONUS STRUCTURE FOR NON -REDEEMING SPAC PUBLIC SHAREHOLDERS (1)
$ in millions except per-share amounts
Illustrative Redemptions — 10% 20% 30% 40% 50% 60% 63%(2) SPAC Non-Redeeming Shares 30.0 27.0 24.0 21.0 18.0 15.0 12.0 11.0
(+) Bonus Shares 5.0 5.0 5.0 5.0 5.0 5.0 5.0 5.0
Total Shares Issued to SPAC Shareholders 35.0 32.0 29.0 26.0 23.0 20.0 17.0 16.0
SPAC Non-Redeeming Shares 30.0 27.0 24.0 21.0 18.0 15.0 12.0 11.0 (x) Illustrative $10.00 Purchase Price $10.00 $10.00 $10.00 $10.00 $10.00 $10.00 $10.00 $10.00
Cost of SPAC Non-Redeeming Shares $300 $270 $240 $210 $180 $150 $120 $110
(/) Total Shares to SPAC Shareholders 35.0 32.0 29.0 26.0 23.0 20.0 17.0 16.0
Illustrative Cost Basis to SPAC Shareholders $8.57 $8.44 $8.28 $8.08 $7.83 $7.50 $7.06 $6.88
Non-redeeming SPAC public shareholders to receive a As redemptions increase, cost basis to non-redeeming SPAC public pro-rata portion of a 5 million share bonus pool at shareholders decreases. Bonus shares to be received by each non-$9.00 close ($8.57 cost basis assuming zero redemptions) redeeming SPAC public shareholder capped at 63% redemptions
Basis $8.50 Cost $8.00 Shareholders SPAC $7.50 Illustrative to $7.00 $6.50
— 10.0% 20.0% 30.0% 40.0% 50.0% 60.0%
Illustrative Redemptions %
Note: Illustrative share prices and redemptions are hypothetical and actual results may differ materially. The above table, which speaks only as of the date hereof, does not provide certainty regarding an expected return and is not a prediction or guarantee of future performance.
1. PIPE investors are being provided with a similar bonus share structure based on a pool of up to 1.8 million bonus shares.
2. Redemption level at which minimum cash condition is expected to be met (63.3%). Pursuant to the terms of DPCM’s warrant agreement, the bonus share structure is expected to result in the adjustment of the number of shares into which each of DPCM’s existing SPAC warrants is exercisable by the same ratio by which the non-redeeming DPCM public shareholders will receive bonus shares.
35 COPYRIGHT © D-WAVE SYSTEMS INC.

D-WAVE DIFFERENTIATORS
QUANTUM FULL STACK PROVIDER REAL-TIME QUANTUM ANNEALING CLOUD SERVICE
Annealing & gate systems,
Required for cloud service, software tools, for in-production applications optimization problems professional services
FIVE GENERATIONS THREE MILLION
TIMES SPEED-UP FIRST MOVER ADVANTAGE
of on-time product delivery on a real-world The only commercial quantum materials problem computing company
36 COPYRIGHT © D-WAVE SYSTEMS INC.

Q&A

QUANTUM